Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated July 22, 2010
Relating to Registration Statement on Form S-3 (Registration No. 333-167274)

Uroplasty, Inc.
Common Stock
Final Term Sheet
dated July 22, 2010
The information in this free writing prospectus relates only to the securities described in, and should be read together with, the preliminary prospectus supplement dated July 21, 2010 and accompanying prospectus dated June 24, 2010 (collectively, the “Prospectus”) included in Uroplasty, Inc.’s Registration Statement on Form S-3 (Registration No. 333-167274) relating to these securities. The following information supplements and updates the information contained in the Prospectus:

Issuer:	Uroplasty, Inc. (NASDAQ: UPI)

Common stock offered by the Issuer:	4,000,000 shares

Over-allotment option:	600,000 shares

Common stock to be outstanding immediately after the offering:	19,887,440 shares (or 20,487,440 shares if the underwriters exercise their over-allotment option in full)

Price to the public:	$3.50 per share

Underwriting discounts and commissions:	$0.21 per share

Net proceeds to the Issuer:	$12,910,000 million (or $14,884,000 million of the underwriters exercise their over-allotment option in full) after underwriting discounts and commissions and offering expenses

Dilution:	Our adjusted net tangible book value as of March 31, 2010 (total assets plus proceeds from exercise of warrants to purchase 886,000 shares in May and June 2010, less liabilities and intangible assets), was approximately $8.9 million, or approximately $0.56 per outstanding share of common stock. Based on the public offering price of $3.50 per share, if you purchase shares of common stock in this offering, you will suffer dilution of approximately $2.40 per share in the net tangible book value of common stock and as a result of the offering, the per share net tangible book value of common stock will increase by approximately $0.54.

Trade date:	July 22, 2010

Closing date:	July 27, 2010

Sole Book-Running Manager:	Oppenheimer & Co. Inc.

Co-Manager:	JMP Securities LLC
The issuer has filed a registration statement (including the Prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the Prospectus in that registration statement and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Prospectus may be obtained from Oppenheimer & Co. Inc., Attention: Syndicate Prospectus Department, 300 Madison Avenue, 4th Floor, New York, NY, 10017, by telephone at 212-667-8563, or via email at EquityProspectus@opco.com.
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